

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Yifan Liang
Chief Financial Officer and Corporate Secretary
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

>   **Re: Alpha and Omega Semiconductor Limited**
>   **Form 10-K for Fiscal Year Ended June 30, 2019**
>   **Filed August 23, 2019**
>   **File No. 001-34717**

Dear Mr. Liang:

　　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　Sincerely,

　　　　　　　　　Division of Corporation Finance
　　　　　　　　　Office of Manufacturing